                                                                       Ex-99.(i)

August 27, 2007

RiverSource Sector Series, Inc.
50606 Ameriprise Financial Center
Minneapolis, MN 55474

Gentlemen:

I have examined the Articles of Incorporation and the By-Laws of RiverSource Sector Series, Inc. (the Company) and all necessary certificates, permits, minute books, documents and records of the Company, and the applicable statutes of the State of Minnesota, and it is my opinion that the shares sold in accordance with applicable federal and state securities laws will be legally issued, fully paid, and nonassessable.

This opinion may be used in connection with the Post-Effective Amendment.

Sincerely,


/s/ Scott R. Plummer
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Scott R. Plummer
General Counsel
RiverSource Funds